FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a press release dated August 2, 2005 announcing the composition of the Board of Directors of Excel Maritime Carriers Ltd. (the "Company") after the appointment of new directors.

ADDITIONAL INFORMATION

     None.


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Exhibit 1

[Logo]

Contact:
Investor Relations / Financial Media:            Company:
Nicolas Bornozis                                 Christopher Georgakis
President                                        Chief Executive Officer
Capital Link, Inc.                               Excel Maritime Carriers Ltd.
230 Park Avenue - Suite 1536                     67 Akti Miaouli Street
New York, NY 10160, USA                          185 38 Piraeus, Greece
Tel:  (212) 661-7566                             Tel:  011-30-210-45-98-692
Fax: (212) 661-7526                              Fax: 011-30-210-42-82-628

E-Mail: nbornozis@capitallink.com                E-Mail: info@excelmaritime.com
        -------------------------                        ----------------------
        www.capitallink.com                              www.excelmaritime.com

              EXCEL MARITIME ANNOUNCES NEW COMPOSITION OF MAJORITY
                         INDEPENDENT BOARD OF DIRECTORS


PIRAEUS, GREECE (August 2nd, 2005). Excel Maritime Carriers Ltd (Amex: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today the appointment of three new members on its Board of Directors. The new appointees, Mr. Frithjof Platou, Mr. Evangelos Macris and Mr. Apostolos Kontoyiannis will be replacing outgoing directors Christopher Thomas and Eleftherios Papatrifon. Mr. Papatrifon will remain as the company's Chief Financial Officer. The new appointments will result in a majority independent Board of Directors for Excel Maritime consisting of the following members:

Gabriel Panayiotides        Chairman and Director
Christopher Georgakis       President, Chief Executive Officer and Director.
George Agadakis             Vice President, Chief Operating Officer and Director
Frithjof Platou             Independent Non - Executive Director
Evangelos Macris            Independent Non - Executive Director
Apostolos Kontoyannis       Independent Non - Executive Director
Trevor J. Williams          Independent Non - Executive Director

Chief Executive Officer Christopher Georgakis, commented: "We are particularly pleased with the composition of the new Board under whose stewardship we expect to continue growing successfully. The formation of a majority independent Board is consistent with the company's commitment to achieving the highest standards of corporate governance and delivering shareholder value."

Background on New Board Members:

Mr. Frithjof Stoud Platou, a Norwegian citizen, has broad experience in shipping and project finance, ship broking, ship agency and trading and has served on the Boards of several companies in the U.K. and Norway. Since 1984, he manages his own financial consulting and advisory company, Stoud & Co Limited, specialising in corporate and project finance for the shipping, offshore oil & gas and various other industries. He was head of the shipping and offshore departments at Den Norske Creditbank and Nordic Bank as well as at American Express Bank. Mr. Platou holds a degree in Business Administration from the University of Geneva, speaks and writes fluent Norwegian, English, French and German, has a reasonable knowledge of Spanish and a basic understanding of Japanese.

Mr. Evangelos Macris is a member of the Bar Association of Athens and is the founding partner of Evangelos S. Macris Law Office, a Piraeus based office specializing in Shipping Law. He holds a degree in Economics and Political Science from the Pantion University in Athens and a Law Degree from the University of Athens, as well as a post graduate degree in Shipping Law from the University of London, University College.

Mr. Apostolos Kontoyannis is the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded in 1987, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. Previously, he was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

The background of all directors and officers can be found at the corporate website of Excel Maritime, www.excelmaritime.com, under the section "The Company"

About Excel Maritime Carriers Ltd
---------------------------------
The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company's current fleet consists of 18 vessels (one Capesize, ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,112,070 dwt. The Company was incorporated in 1988 and its common stock is listed on the American Stock Exchange (AMEX) since 1998, trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com

Forward Looking Statement
-------------------------
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  August 2, 2005                   By: /s/ Christopher J. Georgakis
                                            ----------------------------
                                                Christopher J. Georgakis
                                                President and
                                                Chief Executive Officer

02545.0001 #589847